

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2022

Hsueh-Ching Lu
Vice President of Finance
XPENG INC.
No. 8 Songgang Road
Changxing Street Cencun
Tianhe District
Guangzhou, Guangdong 510640
People's Republic of China

      Re: XPENG INC.
          Form 20-F
          Filed April 28, 2022
          File No. 001-39466

Dear Mr. Lu:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing